CML
Microsystems
Plc

82-3176

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

SUPPL

03 DEC 11 AM 7:21

03045015

crosystems Plc

003

Interim Statement for
the half year ended
30th September 2003

Chairman's STATEMENT

The results for the six months trading period ending 30th September 2003 reflect the modestly improving performance that I reported for the opening quarter, and the outcome figures are in close line with internal budgets and reported current market expectations.

During the reporting period, and effective from 2nd July 2003, your Company completed the acquisition of Hyperstone AG and the reported consolidated figures include the performance of Hyperstone AG from that date.

Against the immediately preceding six month period turnover, excluding Hyperstone, rose 22% from £5.502m to £6.714m. This improvement was fuelled largely by growth from the Far East. The operational loss (excluding Hyperstone) was reduced by 62% from £649k to £247k and the pre-tax loss was reduced by £337k to £207k.

I should comment that your Board has a preference towards writing down intangible assets, which includes goodwill, in the shortest practical and permitted time. This results in the exceptional "goodwill" charge of £348k against costs; the "goodwill" aspect of the acquisition is being fully written off within three years.

When compared with the corresponding period last year, Group turnover increased by 20% to £8.275m (2002: £6.885m) but the pre tax position (before exceptional) deteriorated to a loss of £177k (2002: Profit £222k).

Although clear sales growth was achieved in Far Eastern markets, and gains were made in the US, semiconductor sales into the Group's traditional major European markets remained difficult during the period. Forward market visibility was generally limited, but signs of firmer customer confidence were appearing in some areas.

Given the present market conditions, I am not expecting a significantly improved performance in the short term, but I believe your Company should continue its progress back to profitability for the current year.

The strategies being followed in these challenging times are now beginning to secure the potential for future growth and I remain confident that the group will make significant strides as these measures take increasing effect.

G.W.Gurry
Chairman

18th November 2003

Group PROFIT AND LOSS ACCOUNT

	Notes		Unaudited 6 Months End 30/09/03 £'000	*Unaudited 6 Months End 30/09/02 £'000*	Audited 12 Months End 31/03/03 £'000
Turnover					
Turnover from operations excluding acquisition			**6,714**	*6,885*	12,387
Turnover from acquisition			**1,561**	*-*	-
			8,275	*6,885*	12,387
Cost of sales			**(3,291)**	*(2,362)*	(4,064)
Gross Profit			**4,984**	*4,523*	8,323
Distribution costs and administration expenses			**(5,329)**	*(4,816)*	(9,634)
Exceptional goodwill written off	3		**(348)**	*-*	-
			(693)	*(293)*	(1,311)
Other operating income			**128**	*364*	733
Operating (Loss)/Profit	4				
from operations excluding acquisition		**(247)**			
from acquisition		**(318)**			
			(565)	*71*	(578)
Interest receivable			**70**	*151*	256
Interest payable			**(30)**	*-*	-
(Loss)/Profit on Ordinary Activities Before Taxation			**(525)**	*222*	(322)
Taxation	5		**28**	*60*	402
(Loss)/Profit on Ordinary Activities After Taxation			**(497)**	*282*	80
Minority Interest			**3**	*(4)*	(3)
(Loss)/Profit Attributable to Shareholders			**(494)**	*278*	77
Basic (Loss)/Earnings Per Share	6		**(3.38p)**	*1.91p*	0.53p
Statement of Total Recognised Gains and Losses					
(Loss)/profit for the financial period			**(494)**	*278*	77
Unrealised surplus on revaluation of properties			**-**	*-*	986
Currency translation differences on foreign currency net investments			**(345)**	*(717)*	(747)
Total (losses)/gains recognised since last Report and Accounts			**(839)**	*(439)*	316

Group BALANCE SHEET

	Unaudited 6 Months End 30/09/03 £'000	*Unaudited* *6 Months End* *30/09/02* *£'000*	Audited 12 Months End 31/03/03 £'000
Fixed Assets			
Tangible assets	**10,392**	*9,063*	9,937
Intangible assets	**3,828**	-	-
	14,220	*9,063*	9,937
Current Assets			
Stocks	**1,473**	*1,487*	1,326
Debtors	**3,184**	*2,489*	2,480
Investments	**7,343**	*8,742*	8,255
Cash at Bank and in Hand	**2,076**	*1,117*	1,344
	14,076	*13,835*	13,405
Creditors: Amounts falling due within one year	**(8,749)**	*(2,133)*	(3,325)
Net Current Assets	**5,327**	*11,702*	10,080
Total Assets less current liabilities	**19,547**	*20,765*	20,017
Provision for liabilities and charges	**(564)**	*(539)*	(573)
Net Assets	**18,983**	*20,226*	19,444
Capital and Reserves			
Called up Share Capital	**736**	*731*	731
Shares to be issued	**237**	-	-
Share Premium Account	**3,380**	*3,241*	3,241
Capital Redemption Reserve	**255**	*255*	255
Revaluation Reserve	**986**	-	986
Profit and Loss Account	**13,389**	*15,995*	14,228
Shareholders' Funds	**18,983**	*20,222*	19,441
Minority Interests	**-**	*4*	3
	18,983	*20,226*	19,444

Group CASH FLOW STATEMENT

	Unaudited 6 Months End 30/09/03 £'000	*Unaudited 6 Months End 30/09/02 £'000*	Audited 12 Months End 31/03/03 £'000
Net cash inflow from operating activities	4,534	*179*	15
Returns on investments and servicing of finance	40	*151*	256
Taxation	253	*(54)*	123
Capital expenditure and financial investment	(88)	*(104)*	(339)
Acquisition of Hyperstone AG	(3,233)	-	-
Equity dividends paid	(1,535)	*(1,534)*	(1,535)
Net cash (out)/in flow before financing	(29)	*(1,362)*	(1,480)
Financing	144	*4*	4
Increase/(Decrease) in cash	115	*(1,358)*	(1,476)

Reconcilliation of operating profit to net cash inflow from operating activities

Operating (loss)/profit	(565)	*71*	(578)
Depreciation	352	*274*	625
Amortisation of goodwill	348	-	-
Loss/(profit) on sale of fixed assets	7	*(1)*	(6)
Decrease/(increase) in stock	173	*146*	307
Decrease/(increase) in debtors	1,552	*(445)*	(126)
Decrease/(increase) in creditors	2,667	*134*	(207)
	4,534	*179*	15

Reconcilliation of movement of funds			
Funds at start of period	9,599	*11,773*	11,773
Translation difference	(295)	*(556)*	(698)
(Decrease)/Increase in cash	115	*(1,358)*	(1,476)
Funds at close of period	9,419	*9,859*	9,599
Analysis of funds			
Cash at Bank and in hand	2,076	*1,117*	1,344
Current asset investments	7,343	*8,742*	8,255
Total funds at close of period	9,419	*9,859*	9,599

Notes

1 **Presentation of results**
This Interim Statement was approved by the directors on 17th November 2003.

The results for both the current and comparative period have been prepared using accounting policies and practices consistent with those adopted in the 2003 Report and Accounts but have not been audited.

The audited results for the year ended 31st March 2003 are an abridged version of the company's Report and Accounts which have been filed with the Registrar of Companies and on which the auditors gave an unqualified audit opinion.

The financial information contained in this Interim Statement does not constitute statutory accounts as defined by Section 240 of the Companies Act 1995.

All shareholders will receive a copy of this Interim Statement which can also be obtained from the company's registered office at Oval Park, Maldon, Essex CM9 7WG, England.

2 **Dividends**
The directors do not recomend the payment of an interim dividend.

3 **Exceptional goodwill written off**
Goodwill arising from the acquisition of Hyperstone AG is being amortised over a period of 36 months from 2nd July 2003.

4 **Operating loss**
The operating loss for the period to 30th September 2003 is made up as follows:

	£'000	£'000
Operating loss from operations existing prior to the acquisition of Hyperstone AG		(247)
Operating profit of Hyperstone AG	30	
Exceptional goodwill written off	(348)	
		(318)
Operational (loss)/profit for the period		(565)

5 **Taxation**
The directors consider that tax will be payable at varying rates according to the country of incorporation of a subsidiary and have provided on that basis.

6 **Basic (loss)/earnings per share**
The calculculation of basic (loss)/earnings per share is based on the (loss)/profit attributable to shareholders for the period and on the following weighted average number of shares in issue:

	No of Ordinary 5p shares
6 months ended 30th September 2003	14,636,785
6 months ended 30th September 2002	14,619,304
12 months ended 31st March 2003	14,619,941

CML Microsystems Plc

Oval Park - Langford - MALDON - Essex - CM9 6WG - England

Tel: +44 (0)1621 875500 - Fax: +44 (0)1621 875606
e-mail: group@cmlmicroplc.com - http://www.cmlmicroplc.com